Filed by Anchiano Therapeutics Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Chemomab Ltd.

Chemomab Announces First Patient Enrolled in Phase IIa Study of CM-101 for the Treatment of Patients with Primary Sclerosing Cholangitis

- CM-101 is a first in class CCL24 blocking antibody, that showed a positive safety and tolerability profile in phase I studies and first line evidence of anti-fibrotic activity in a phase Ib study in NAFLD patients -

- The SPRING phase IIa study is a multicenter, double-blind, placebo-controlled study designed to evaluate the safety and efficacy of CM-101 in adult subjects with PSC over 15 weeks of treatment -

Tel Aviv – February 1st , 2021 – Chemomab Ltd., a clinical-stage biotech company focusing on discovery and development of innovative therapeutics for fibrosis-related diseases, today announces enrollment of the first patient in a phase IIa clinical trial of CM-101 for the treatment of patients with primary sclerosing cholangitis (PSC).

The SPRING phase IIa study is a multicenter, double-blind, placebo-controlled study designed to evaluate the safety and efficacy profile of CM-101 in adult subjects with PSC over 15 weeks of treatment. The study is being conducted at multiple leading sites in the United Kingdom and Israel, and will enroll up to 45 patients randomized in a 2:1 ratio between CM-101 and placebo.

CM-101 is a CCL24 blocking monoclonal antibody platform that demonstrates amelioration of fibrosis and inflammation in animal models of PSC and additional fibrosis related indications. CM-101 is being developed as a potential treatment for liver, skin and lung fibrosis-related diseases, such as PSC and systemic sclerosis.

“We are excited to see an on-time beginning of enrollment for this study, especially in light of the COVID-19 pandemic and we hope that CM-101 will be proven to help people affected by PSC” said Adi Mor, PhD, CEO and CSO of Chemomab. “Pre-clinical animal data, as well as liver and serum samples from PSC patients, showed that inhibition of CCL24 by CM-101 interferes with the underlying biology of PSC using a novel and differentiated mechanism of action. We are proud to collaborate with prominent clinical sites such as the Royal Free Hospital in London to establish proof-of-concept for CM-101’s activity for the treatment of PSC, which will then support the design of our future clinical studies for registration” Dr. Mor concluded.

Principal Investigator of the study, Dr. Douglas Thorburn, Professor of Hepatology, Institute for Liver & Digestive Health, University College London, Royal Free Hospital, London UK stated:" Treatment options for PSC are limited. Pre- clinical studies indicate that the chemokine CCL24 plays a central role in the pathogenesis of PSC. We look forward to explore the therapeutic effect of CM-101 as treatment for PSC in this phase IIa study and we hope to provide effective novel treatment to benefit PSC patients and their families".

For more information on this clinical study, please visit: www.clinicaltrials.gov, NCT04595825.

About Primary Sclerosing Cholangitis (PSC)

PSC is a rare cholestatic liver disease characterized by inflammation and structuring of the intra- and/or extrahepatic bile ducts that eventually leads to fibrosis, or scarring, of the liver and its bile ducts. The exact cause and disease mechanism of PSC are still unknown but an autoimmune-fibrotic mechanism may play a role.. Patients with PSC are also at significantly increased risk of hepatobiliary cancer and colorectal cancer (CRC), particularly in the 70% of patients who also have IBD. The only therapy with curative potential for PSC is liver transplant. The estimated time from PSC diagnosis to the need for liver transplant has been shown to be less than 15 years.

About CCL24 and CM-101

CCL24 is a soluble protein found to be overexpressed in fibrotic tissues and plays a unique and pivotal role in promoting fibrosis and inflammation. CCL24 induces a dual effect that includes a direct activation of fibroblasts and recruitment of inflammatory cells to damaged tissues.

Chemomab’s lead clinical candidate, CM-101, is a first in class monoclonal antibody targeting CCL24, a novel and differentiated fibrotic target. CM-101 has been shown to substantially attenuate fibrosis and inflammation across a wide range of in-vitro and in-vivo models, including experimental models of primary sclerosing cholangitis (PSC), systemic sclerosis (SSc), idiopathic pulmonary fibrosis (IPF) and nonalcoholic steatohepatitis (NASH).

CM-101 has been shown to be safe and well-tolerated in phase Ia and Ib clinical studies in healthy volunteers and non alcoholic fatty liver disease (NAFLD) patients and is currently being tested in a phase IIa study in PSC patients. A second phase II study in SSc is planned during 2021.

About Chemomab

Chemomab is a clinical-stage biotech company focusing on the discovery and development of innovative therapeutics for fibrosis-related diseases with a high unmet need. . Chemomab is a privately held company supported by leading healthcare-focused investors, including OrbiMed and Peter Thiel. For more information on Chemomab, please visit www.chemomab.com.

Chemomab recently entered into a merger agreement with the Nasdaq-listed company, Anchiano Therapeutics Ltd. (“ANCN”), in which the shareholders of Chemomab would become the majority holders of the combined company. The proposed merger will create a public company focused on advancing Chemomab’s lead product, CM-101, for the treatment of fibrosis-related diseases with high unmet medical need.

Important Information About the Merger for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Anchiano and Chemomab. In connection with the proposed transaction between Anchiano and Chemomab, Anchiano will file a combined registration / proxy statement with the SEC. This communication is not a substitute for the combined registration / proxy statement or any other documents that Anchiano may file with the SEC or send to Anchiano shareholders in connection with the proposed transaction. Before making any voting decision, investors and securityholders are urged to read the combined registration / proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and securityholders may obtain free copies of the combined registration / proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once filed, the combined registration / proxy statement will be available free of charge on Anchiano’s website at www.anchiano.com or by contacting Anchiano’s Investor Relations by email at info@anchiano.com or by phone at 857-259-4622.

Participants in the Solicitation

Anchiano, Chemomab and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Anchiano’s ADSs in connection with the proposed transaction. Information about Anchiano’s directors and executive officers is set forth in Anchiano’s Definitive Proxy Statement for its 2020 Annual meeting, which was filed with the SEC on April 6, 2020, and in subsequent filings made by Anchiano with the SEC. Other information regarding the interests of such individuals, as well as information regarding Chemomab’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the combined registration / proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the proposed merger between Chemomab and Anchiano; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Anchiano’s and Chemomab’s current expectations. Forward-looking statements involve risks and uncertainties.

Because such statements deal with future events and are based on Anchiano’s and Chemomab’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Anchiano or the combined company could differ materially from those described in or implied by the statements in this press release, including: the risk related to Anchiano’s and Chemomab’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely or at all obtain shareholder approval for the transaction; the execution of definitive agreements with certain existing Chemomab shareholders including risks and uncertainties related to the satisfaction of the closing conditions related to the financing; the uncertain and time-consuming regulatory approval process; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of Anchiano’s ADSs relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; combined company’s plans to develop and commercialize its product candidates, including CM-101 and RAS; the timing of initiation of combined company’s planned clinical trials; the timing of the availability of data from combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of combined company’s product candidates; combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all. In addition, there can be no assurance that Anchiano and Chemomab will be able to complete the transactions contemplated by the merger agreement or related transactions. Additional risks and uncertainties relating to Anchiano and its business can be found under the caption “Risk Factors” and elsewhere in Anchiano’s filings and reports with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 17, 2020 as updated by its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, filed with the SEC on May 7, 2020, August 14, 2020 and November 16, 2020, respectively, and its other subsequent filings with the SEC. Anchiano expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Anchiano’s and Chemomab’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Chemomab Contact:

Mr. Sharon Elkobi
VP of Business Development
office@chemomab.com

+972-77-331-0156